EXHIBIT 99.1

Himax Reports Second Quarter 2008 Financial Results

  Second Quarter 2008 Highlights:

 * Net revenues increased 10.8% year-over-year and increased 6.6%, sequentially
 * Non-driver products accounted for more than 5% of total revenues for the first time since inception
 * Recently ranked worldwide number one display driver supplier for large-sized TFT-LCD panel applications by iSuppli

TAINAN, Taiwan, Aug. 4, 2008 (PRIME NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the second quarter ended June 30, 2008.

For the second quarter 2008, Himax reported net revenues of $246.9 million, representing a 10.8% increase over $222.9 million for the second quarter of 2007 and a 6.6% increase over the $231.6 million for the first quarter of 2008.

Gross margin was 25.5% in the second quarter of 2008, up 510 basis points year-over-year and up 20 basis points, sequentially.

Operating income was $34.8 million, up 39.9% from $24.9 million in the same period last year, and up 9.9% from $31.7 million in the previous quarter.

Net income for the second quarter of 2008 was $37.7 million, up 40.5% from $26.8 million in the same period last year, and up 10.5% from $34.1 million in the previous quarter. This represents earnings per diluted share of $0.20, compared to $0.14 in the second quarter of 2007, and $0.18 in the first quarter of 2008.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income was $37.8 million, up from $28.1 million in the same period last year, and up from $34.6 million in the previous quarter.

Non-GAAP net income was $39.8 million, up from $30.0 million in the same period last year, and up from $37.0 million in the previous quarter. This represents earnings per diluted share of $0.21, compared to $0.15 in the second quarter of 2007, and $0.19 in the first quarter of 2008.

Reconciliation of gross margin, operating margin, net income and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net income and diluted GAAP EPS, most comparable GAAP figure, is set out in the following reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Our second quarter revenues came in-line with our guidance, while gross margin and EPS were both above our guidance. We are also pleased to report that, according to iSuppli, we've become the worldwide number one display driver supplier for large-sized TFT-LCD panel applications, with a market share of 20.4% in the first quarter of 2008. Furthermore, our non-driver products accounted for 5.4% of our total revenues in the second quarter, the first time in our history to exceed 5%. We are proud that we have built our expertise from within and possess a great level of grasp on our intellectual properties and a top notch R&D team to capitalize potential business opportunities."

Mr. Wu continued, "To be the world's leading semiconductor solution provider for the flat panel display industry has been our long-term goal since day one of our company. We have chosen our TFT-LCD driver IC to be the first entry into that market and we are proud to be where we are today in that segment. The success in the driver business has enabled us to invest aggressively in a number of other areas. We are happy to report that we are experiencing strong momentum in literally all of those areas. We are working hard to make sure these non-driver segments will continue to contribute more to our business in the long term. Needlessly to say, we remain fully committed to expanding our leadership position in the driver IC market, which will always be a core to our business for the foreseeable future."

Looking forward, Mr. Wu added, "We feel that the current uncertainties in the worldwide economy and the reduced consumer spending are having a negative impact to our third quarter results. Since the end of the second quarter, we have seen many of our panel customers announcing measures to control inventory and reduce capacity utilization, which naturally result in downward revisions to their forecast demands on our display drivers. Customers' turning conservative at a supposed high season has added complexity and further lowered our visibility in gauging our short-term business outlook. We expect third quarter revenues to decline by low-teen percent from the second quarter 2008 and expect gross margin to decline by 1% to 2%. We also expect GAAP EPS to be in the range of $0.04 to $0.06 and non-GAAP EPS to be in the range of $0.11 to $0.14."

Investor Conference Call / Webcast Details

The Company's management will review detailed second quarter 2008 results on Monday, August 4, 2008 at 7:00 PM EDT (7:00 AM, Tuesday, August 5, Taiwan time). The conference dial-in numbers are +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 291283.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, and Matsusaka, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on June 20, 2008, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                        Himax Technologies, Inc.
          Unaudited Condensed Consolidated Statements of Income

      (These interim financials do not fully comply with U.S. GAAP because they omit all interim disclosure required by U.S. GAAP.)

      (Figures in Thousands of U.S. Dollars, Except Per Share Data)

                                                            Three
                                                            Months
                                          Three Months       Ended
                                         Ended June 30,    March 31,
                                        2008       2007      2008
                                     ---------  ---------  ---------
 Revenues
  Revenues from third parties, net     $92,430   $102,276    $77,461
  Revenues from related parties, net   154,437    120,607    154,127
                                     ---------  ---------  ---------
                                       246,867    222,883    231,588
                                     ---------  ---------  ---------
 Costs and expenses:
  Cost of revenues                     183,797    177,452    172,949
  Research and development              20,532     15,328     20,546
  General and administrative             5,105      3,222      3,870
  Sales and marketing                    2,622      1,995      2,558
                                     ---------  ---------  ---------
   Total costs and expenses            212,056    197,997    199,923
                                     ---------  ---------  ---------

 Operating income                       34,811     24,886     31,665
                                     ---------  ---------  ---------
 Non operating income (loss):
 Interest income                           924      1,514        777
 Foreign exchange gains (losses),
  net                                     (522)        36      1,370
 Other income, net                         762        159         92
                                     ---------  ---------  ---------
                                         1,164      1,709      2,239
                                     ---------  ---------  ---------
 Earnings before income taxes and
  minority  interest                    35,975     26,595     33,904
  Income tax expense (benefit)            (702)        --        702
                                     ---------  ---------  ---------
 Income before minority interest        36,677     26,595     33,202
  Minority interest, net of tax          1,037        247        935
                                     ---------  ---------  ---------
 Net income                            $37,714    $26,842    $34,137
                                     =========  =========  =========

 Basic earnings per ordinary share
  and ADS                                $0.20      $0.14      $0.18
                                     =========  =========  =========
 Diluted earnings per ordinary share
  and ADS                                $0.20      $0.14      $0.18
                                     =========  =========  =========

 Basic Weighted Average Outstanding
  Shares                               191,301    197,656    191,542
 Diluted Weighted Average
  Outstanding Shares                   192,552    198,013    192,429

                         Himax Technologies, Inc.
               Unaudited Supplemental Financial Information
                  (Figures in Thousands of U.S. Dollars)

 The amount of share-based compensation                    Three
 included in applicable costs and                          Months
 expenses categories is summarized as     Three Months     Ended
 follows:                                 Ended June 30,  March 31,
                                          2008     2007     2008
                                        -------  -------  -------
 Share-based compensation
  Cost of revenues                          $28      $25      $28
  Research and development                1,935    1,201    1,872
  General and administrative                232      151      233
  Sales and marketing                       244      156      241
                                        -------  -------  -------
 Total                                   $2,439   $1,533   $2,374
                                        =======  =======  =======

 The amount of acquisition-related
  charges included in applicable
  expenses categories is summarized as
  follows:

  Research and development                 $239   $1,234     $240
  Sales and marketing                       289      408      289
  Income tax benefit                       (920)      --       --
                                        -------  -------  -------
 Total                                    $(392)  $1,642     $529
                                        =======  =======  =======

                        Himax Technologies, Inc.
         Unaudited Condensed Consolidated Statements of Income
      (Figures in Thousands of U.S. Dollars, Except Per Share Data)

                                               Six Months Ended
                                                   June 30,
                                                2008       2007
                                             ---------  ---------
 Revenues
  Revenues from third parties, net            $169,891   $178,112
  Revenues from related parties, net           308,564    229,662
                                             ---------  ---------
                                               478,455    407,774
                                             ---------  ---------

 Costs and expenses:
  Cost of revenues                             356,746    326,282
  Research and development                      41,078     30,128
  General and administrative                     8,975      6,222
  Sales and marketing                            5,180      3,496
                                             ---------  ---------
 Total costs and expenses                      411,979    366,128
                                             ---------  ---------

 Operating income                               66,476     41,646
                                             ---------  ---------

 Non operating income (loss):
 Interest income                                 1,701      2,896
 Foreign exchange gains (losses), net              848       (454)
 Other income, net                                 854        201
                                             ---------  ---------
                                                 3,403      2,643
                                             ---------  ---------
 Earnings before income taxes and minority
  interest                                      69,879     44,289
  Income tax expense                                --         --
                                             ---------  ---------
 Income before minority interest                69,879     44,289
  Minority interest, net of tax                  1,972        572
                                             ---------  ---------
 Net income                                    $71,851    $44,861
                                             =========  =========

 Basic earnings per ordinary share and ADS       $0.38      $0.23
                                             =========  =========
 Diluted earnings per ordinary share and ADS     $0.37      $0.23
                                             =========  =========

 Basic Weighted Average Outstanding Shares     191,422    196,714
 Diluted Weighted Average Outstanding Shares   192,518    197,134

                          Himax Technologies, Inc.
                Unaudited Supplemental Financial Information
                     (Figures in Thousands of U.S. Dollars)

 The amount of share-based compensation
  included in applicable costs and expenses     Six Months Ended
  categories is summarized as follows:              June 30,
                                                  2008     2007
                                                -------  -------
 Share-based compensation
  Cost of revenues                                  $56      $50
  Research and development                        3,807    2,388
  General and administrative                        465      302
  Sales and marketing                               485      312
                                                -------  -------
 Total                                           $4,813   $3,052
                                                =======  =======

 The amount of acquisition-related charges
  included in applicable expenses
  categories is summarized as follows:

   Research and development                        $479   $2,022
   Sales and marketing                              578      506
   Income tax benefit                              (920)      --
                                                -------  -------
 Total                                             $137   $2,528
                                                =======  =======

                         Himax Technologies, Inc.
            Unaudited Condensed Consolidated Balance Sheets
     (Figures in Thousands of U.S. Dollars, Except Per Share Data)

                                     June 30,  March 31,   Dec. 31,
                                       2008       2008       2007
                                    ---------  ---------  ---------
 Assets
 Current assets:
  Cash and cash equivalents           $90,404   $125,835    $94,780
  Marketable securities available-
   for-sale                            10,638     15,216     15,208
  Restricted marketable securities      2,066      2,049         97
  Accounts receivable, less
   allowance for doubtful
   accounts, sales returns and
   discounts                          105,690     85,795     88,682
  Accounts receivable from related
   parties, less allowance for
   doubtful accounts, sales returns
   and discounts                      173,539    179,801    194,902
  Inventories                         131,377    122,437    116,550
  Deferred income taxes                13,546     13,520     12,684
  Prepaid expenses and other
   current assets                       9,828      9,420     15,369
                                    ---------  ---------  ---------
 Total current assets                $537,088   $554,073   $538,272
                                    ---------  ---------  ---------
 Property, plant and equipment, net    47,368     46,523     46,180
 Deferred income taxes                 22,153     22,109     20,714
 Goodwill                              26,878     26,878     26,878
 Intangible assets, net                11,650     12,185     12,721
 Investments in non-marketable
  securities                           11,619     11,619      7,138
 Refundable deposits and prepaid
  pension costs                           938        874        859
                                    ---------  ---------  ---------
                                      120,606    120,188    114,490
                                    ---------  ---------  ---------
 Total assets                        $657,694   $674,261   $652,762
                                    =========  =========  =========

 Liabilities, Minority Interest and
  Stockholders' Equity
 Current liabilities:
  Accounts payable                   $152,754   $135,163   $147,221
  Income tax payable                   14,945     21,106     19,147
  Other accrued expenses and other
   current liabilities                 19,799     19,106     19,231
                                    ---------  ---------  ---------
   Total current liabilities         $187,498   $175,375   $185,599
 Accrued pension liabilities             $234       $233       $218
 Deferred income taxes                 $3,627     $4,547     $4,547
                                    ---------  ---------  ---------
   Total liabilities                 $191,359   $180,155   $190,364
                                    ---------  ---------  ---------
 Minority interest                     $7,185     $8,296    $11,089
 Stockholders' equity:
  Ordinary shares, US$0.0001 par
   value, 500,000,000 shares
   authorized; 190,910,649,
   190,905,649, and 191,979,691
   shares issued and outstanding
   at June 30, 2008, March 31,
   2008, and December 31, 2007,
   respectively                            19         19         19
   Additional paid-in capital         237,788    235,402    235,894
  Accumulated other comprehensive
   income(loss)                           906        849         (7)
  Unappropriated retained earnings    220,437    249,540    215,403
                                    ---------  ---------  ---------
 Total stockholders' equity          $459,150   $485,810   $451,309
                                    ---------  ---------  ---------
 Total liabilities, minority
  interest and stockholders' equity  $657,694   $674,261   $652,762
                                    =========  =========  =========

                       Himax Technologies, Inc.
       Unaudited Condensed Consolidated Statements of Cash Flows
                 (Figures in Thousands of U.S. Dollars)

                                                            Three
                                                            Months
                                         Three Months       Ended
                                         Ended June 30,    March 31,
                                         2008      2007      2008
                                       --------  --------  --------

 Cash flows from operating activities:
 Net income                             $37,714   $26,842   $34,137
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization           3,067     2,587     2,939
  Write-off of in-process research and
   development                               --       900        --
  Share-based compensation expenses       2,439     1,533     2,374
  Minority interest, net of tax          (1,037)     (247)     (935)
  Loss (gain) on disposal of property,
   plant and equipment                       78       204        (6)
  Gain on disposal of long-lived
   assets held for sale                      --        --      (113)
  Gain on sale of subsidiary shares,
   net                                      (91)     (125)       (6)
  Gain on sale of marketable
   securities, net                         (648)      (23)      (64)
  Deferred income taxes                    (989)     (727)   (2,167)
  Inventories write downs                 5,944     4,786     5,099
 Changes in operating assets and
   liabilities:
  Accounts receivable                   (19,879)   (8,661)    2,919
  Accounts receivable from related
   parties                                6,327   (31,856)   15,105
  Inventories                           (14,783)  (10,551)  (10,923)
  Prepaid expenses and other current
   assets                                  (455)      486     5,830
  Accounts payable                       17,481    49,753   (12,083)
  Income tax payable                     (6,162)   (4,333)    1,960
  Other accrued expenses and other
   current liabilities                      314     4,071      (109)
                                       --------  --------  --------
   Net cash provided by operating
    activities                           29,320    34,639    43,957
                                       --------  --------  --------

 Cash flows from investing activities:
  Purchase of property, plant and
   equipment                             (3,038)   (6,877)   (2,263)
  Proceeds from sale of property,
   plant and equipment and long-lived
   assets held for sale                      --         3       264
  Purchase of available-for-sale
   marketable securities                 (6,275)  (11,723)  (22,550)
  Sales and maturities of available-
   for-sale marketable securities        11,508    11,258    22,957
  Proceeds from sale of subsidiary
   shares by Himax Technologies
   Limited                                  182       131         9
  Purchase of investments in non-
   marketable securities                     --    (1,040)   (4,481)
  Purchase of subsidiary shares from
   minority interest                       (205)      (46)      (29)
  Decrease (increase) in refundable
   deposits                                 (81)       76       (26)
  Pledge of restricted marketable
   securities                               (17)      (91)   (1,952)
                                       --------  --------  --------
   Net cash provided by (used in)
   investing activities                   2,074    (8,309)   (8,071)
                                       --------  --------  --------

                       Himax Technologies, Inc.
     Unaudited Condensed Consolidated Statements of Cash Flows
              (Figures in Thousands of U.S. Dollars)
                                                           Three
                                                           Months
                                        Three Months       Ended
                                        Ended June 30,    March 31,
                                       2008       2007      2008
                                    ---------  ---------  ---------
 Cash flows from financing
  activities:
  Distribution of cash dividends     $(66,817)      $ --       $ --
  Proceeds from issuance of new
   shares by subsidiaries                  --         --         89
  Payments to acquire of ordinary
   shares for retirement                   (7)      (625)    (5,364)
                                    ---------  ---------  ---------
   Net cash used in financing
    activities                        (66,824)      (625)    (5,275)
                                    ---------  ---------  ---------
 Effect of exchange rate changes
  on cash and cash equivalents             (1)       (35)       444
                                    ---------  ---------  ---------
 Net increase (decrease) in cash
  and cash equivalents                (35,431)    25,670     31,055
 Cash and cash equivalents at
  beginning of period                 125,835    111,838     94,780
                                    ---------  ---------  ---------
 Cash and cash equivalents at end
  of period                           $90,404   $137,508   $125,835
                                    =========  =========  =========

 Supplemental disclosures of cash
  flow information:
  Cash paid during the period for
   income taxes                        $6,531     $4,706        $31
                                    =========  =========  =========

                          Himax Technologies, Inc.
           Unaudited Supplemental Data - Reconciliation Schedule
                  (Figures in Thousands of U.S. Dollars)

 Gross Margin and Operating Margin Excluding Share-based
 Compensation and Acquisition-Related Charges:
                                                            Three
                                                            Months
                                         Three Months        Ended
                                         Ended June 30,    March 31,
                                         2008      2007      2008
                                       --------  --------  --------
 Revenues                              $246,867  $222,883  $231,588

 Gross profit                            63,070    45,431    58,639
 Add: Share-based compensation - Cost
  of revenues                                28        25        28
 Gross profit excluding share-based
  compensation                           63,098    45,456    58,667
 Gross margin excluding share-based
  compensation                             25.6%     20.4%     25.3%

 Operating income                        34,811    24,886    31,665
 Add: Share-based compensation            2,439     1,533     2,374
 Operating income excluding share-
  based compensation                     37,250    26,419    34,039
 Add: Acquisition-related charges
      -Intangible assets amortization       528       742       529
      -In-process R&D write off              --       900        --
 Operating income excluding share-
  based compensation
 and acquisition-related charges         37,778    28,061    34,568
 Operating margin excluding share-
  based compensation and acquisition-
  related charges                          15.3%     12.6%     14.9%
 Net income                              37,714    26,842    34,137
 Add: Share-based compensation            2,439     1,533     2,374
 Add: Acquisition-related charges, net
  of tax                                   (392)    1,642       529
 Net income excluding share-based
  compensation and acquisition-related
  charges                                39,761    30,017    37,040
 Net margin excluding share-based
  compensation and acquisition-related
  charges                                  16.1%     13.5%     16.0%

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues

 *Operating margin excluding share-based compensation and
   acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges
   divided by revenues

 *Net margin excluding share-based compensation and acquisition-
   related charges equals net income excluding share-based
   compensation and acquisition-related charges divided by
   revenues

                        Himax Technologies, Inc.
          Unaudited Supplemental Data - Reconciliation Schedule
                   (Figures in Thousands of U.S. Dollars)

 Gross Margin and Operating Margin Excluding Share-based
 Compensation and Acquisition-Related Charges:

                                                  Six Months
                                                Ended June 30,
                                                2008      2007
                                              --------  --------
 Revenues                                     $478,455  $407,774

 Gross profit                                  121,709    81,492
 Add: Share-based compensation - Cost of
  revenues                                          56        50
 Gross profit excluding share-based
  compensation                                 121,765    81,542
 Gross margin excluding share-based
  compensation                                    25.4%     20.0%

 Operating income                               66,476    41,646
 Add: Share-based compensation                   4,813     3,052
 Operating income excluding share-based
  compensation                                  71,289    44,698
 Add: Acquisition-related
  charges                -Intangible assets
                          amortization           1,057       928
                         -In-process R&D
                          write off                 --     1,600
 Operating income excluding share-based
  compensation and acquisition-related
  charges                                       72,346    47,226
 Operating margin excluding share-based
  compensation and acquisition-related
  charges                                         15.1%     11.6%
 Net income                                     71,851    44,861
 Add: Share-based compensation                   4,813     3,052
 Add: Acquisition-related charges, net of
  tax                                              137     2,528
 Net income excluding share-based
  compensation and acquisition-related
  charges                                       76,801    50,441
 Net margin excluding share-based
  compensation and acquisition-related
  charges                                         16.1%     12.4%

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues

 *Operating margin excluding share-based compensation and
   acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges
   divided by revenues

 *Net margin excluding share-based compensation and acquisition-
   related charges equals net income excluding share-based
   compensation and acquisition-related charges divided by
   revenues

 Diluted Earnings Per Share Excluding Share-based Compensation and Acquisition-Related Charges:

                                     Three Months      Six Months
                                    Ended June 30,   Ended June 30,
                                         2008             2008
                                    --------------   --------------
 Diluted GAAP EPS                       $0.20            $0.37
 Add: Estimated share-based
  compensation per diluted share        $0.01            $0.03
 Add: Estimated acquisition-related
  charges per diluted share              $--             $0.01

 Diluted non GAAP EPS excluding
  share-based compensation and
  acquisition-related charges           $0.21            $0.40

 Numbers do not add up due to rounding

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          In the U.S.
          The Ruth Group
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com